EXHIBIT 99.1

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value of $0.00025 per ordinary share, of Zuoan Fashion Limited, a Cayman Islands company, and (ii) that this Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 8th day of February, 2012.

SPLENDID PEARL INTERNATIONAL LIMITED

By:	/s/ Huatan Cai
Name:	Huatan Cai
Title:	Director

/s/ Huatan Cai
Name:	Huatan Cai